UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                           Shengkai Innovations, Inc.
            -------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, par value $0.001
            -------------------------------------------------------
                         (Title of Class of Securities)


                                    82321P104
            -------------------------------------------------------
                                 (CUSIP Number)


                                   May 9, 2009
            -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82321P104

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     Adam Benowitz

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [ ]

3.   SEC Use Only

4.   Citizenship or Place of Organization

     United States

NUMBER OF                     5.  SOLE VOTING POWER                           0
SHARES
BENEFICIALLY                  6.  SHARED VOTING POWER                 2,355,783
OWNED BY EACH
REPORTING                     7.  SOLE DISPOSITIVE POWER                      0
PERSON WITH:
                              8.  SHARED DISPOSITIVE POWER            2,355,783

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     2,355,783

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.  Percent of Class Represented by Amount in Row (9)

     9.9%

12.  Type of Reporting Person (See Instructions)

     IN

CUSIP No. 82321P104

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     Vision Capital Advisors, LLC

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [ ]

3.   SEC Use Only

4.   Citizenship or Place of Organization

     Delaware

NUMBER OF                     5.  SOLE VOTING POWER                           0
SHARES
BENEFICIALLY                  6.  SHARED VOTING POWER                 2,355,783
OWNED BY EACH
REPORTING                     7.  SOLE DISPOSITIVE POWER                      0
PERSON WITH:
                              8.  SHARED DISPOSITIVE POWER            2,355,783

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     2,355,783

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.  Percent of Class Represented by Amount in Row (9)

     9.9%

12.  Type of Reporting Person (See Instructions)

     IA

CUSIP No. 82321P104

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     Vision Opportunity China Fund Limited

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [ ]

3.   SEC Use Only

4.   Citizenship or Place of Organization

     Guernsey

NUMBER OF                     5.  SOLE VOTING POWER                           0
SHARES
BENEFICIALLY                  6.  SHARED VOTING POWER                 2,355,783
OWNED BY EACH
REPORTING                     7.  SOLE DISPOSITIVE POWER                      0
PERSON WITH:
                              8.  SHARED DISPOSITIVE POWER            2,355,783

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     2,355,783

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.  Percent of Class Represented by Amount in Row (9)

     9.9%

12.  Type of Reporting Person (See Instructions)

     CO

CUSIP No. 82321P104

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     Vision Opportunity China LP

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [ ]

3.   SEC Use Only

4.   Citizenship or Place of Organization

     Guernsey

NUMBER OF                     5.  SOLE VOTING POWER                           0
SHARES
BENEFICIALLY                  6.  SHARED VOTING POWER                 2,355,783
OWNED BY EACH
REPORTING                     7.  SOLE DISPOSITIVE POWER                      0
PERSON WITH:
                              8.  SHARED DISPOSITIVE POWER            2,355,783

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     2,355,783

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.  Percent of Class Represented by Amount in Row (9)

     9.9%

12.  Type of Reporting Person (See Instructions)

     PN

CUSIP No. 82321P104

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     Vision Opportunity China GP Limited

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [ ]

3.   SEC Use Only

4.   Citizenship or Place of Organization

     Guernsey

NUMBER OF                     5.  SOLE VOTING POWER                           0
SHARES
BENEFICIALLY                  6.  SHARED VOTING POWER                 2,355,783
OWNED BY EACH
REPORTING                     7.  SOLE DISPOSITIVE POWER                      0
PERSON WITH:
                              8.  SHARED DISPOSITIVE POWER            2,355,783

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     2,355,783

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.  Percent of Class Represented by Amount in Row (9)

     9.9%

12.  Type of Reporting Person (See Instructions)

     CO

                                EXPLANATORY NOTE

This Statement on Schedule 13G (this "Statement") is being filed to reflect that as of May 9, 2009, the Filers (as defined below) have elected to disclose their beneficial ownership in Shengkai Innovations, Inc. on Schedule 13G as opposed to
Schedule 13D.

Item 1.

(a)      The name of the issuer is Shengkai Innovations, Inc. (the "Issuer").

(b) The principal executive offices of the Issuer are located at No. 27, Wang Gang Road, Jin Nan (Shuang Gang) Economic and Technology Development Area, Tianjin, People's Republic of China.

Item 2.

(a) This Statement is being filed by (i) Vision Opportunity China LP, a limited partnership organized under the laws of Guernsey (the "China Fund"), (ii) Vision Opportunity China GP Limited, a corporate entity organized under the laws of Guernsey (the "China Fund GP"), (iii) Vision Opportunity China Fund Limited, a corporate entity organized under the laws of Guernsey (the "China Fund Ltd."), (iv) Vision Capital Advisors, LLC, a Delaware limited liability company (the "Investment Manager"), and (v) Adam Benowitz, a United States citizen (all of the foregoing, collectively, the "Filers"). The China Fund is a private investment vehicle engaged in investing and trading in a wide variety of securities and financial instruments for its own account. The China Fund directly beneficially owns all of the shares reported in this Statement. Mr. Benowitz, the Investment Manager, the China Fund GP and the China Fund Ltd. may be deemed to share with the China Fund voting and dispositive power with respect to such shares. Each Filer disclaims beneficial ownership with respect to any shares other than those beneficially owned directly by such Filer.

(b) The principal business office of each of the Investment Manager and Mr. Benowitz is:

         20 West 55th Street, 5th Floor
         New York, New York 10019
         USA

         The principal business office of each of the China Fund, the China Fund GP and the China Fund Ltd. is:

         Suites 13 and 15
         Sarnia House
         Le Truchot
         St Peter Port
         Guernsey GY1 4NA

(c)      For citizenship information see Item 4 of the cover page of each Filer.

(d) This Statement relates to the Common Stock, par value $0.001 per share, of the Issuer (the "Common Stock").

(e) The CUSIP Number of the Common Stock is listed on the cover pages hereto.

Item 3.  If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or
         (c), check whether the person filing is a:

(a) [ ]  Broker or dealer registered under section 15 of the Act (15 U.S.C.
         78o).
(b) [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) [ ]  Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.
         78c).
(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e) [ ]  An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) [ ]  Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

As of May 22, 2009, the China Fund (i) owned 672,500 shares of Common Stock,
(ii) had the ability to acquire an additional 1,683,283 shares of Common Stock within 60 days through the exercise or conversion of derivative securities, and
(iii) thus beneficially owned 2,355,783 shares of Common Stock, representing 9.9% of all of the outstanding shares of Common Stock. The forgoing is based on 22,112,500 shares of Common Stock outstanding as of May 12, 2009, as reported in the Issuer's Quarterly Report on Form 10-Q filed on May 15, 2009.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

(a)      Not applicable.

(b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 22, 2009

                                       ADAM BENOWITZ
                                       VISION CAPITAL ADVISORS, LLC

                                       By: /s/ ADAM BENOWITZ
                                           -------------------------------------
                                           Adam Benowitz, for himself and as
                                           Managing Member of the Investment
                                           Manager


                                       VISION OPPORTUNITY CHINA LP
                                       VISION OPPORTUNITY CHINA GP LIMITED
                                       VISION OPPORTUNITY CHINA FUND LIMITED

                                       By: /s/ DAVID BENWAY
                                           -------------------------------------
                                           David Benway, as a Director of the
                                           China Fund GP (for itself and on
                                           behalf of the China Fund) and the
                                           China Fund Ltd.

                                  EXHIBIT INDEX

Exhibit No.       Document

     1            Joint Filing Agreement

                                    Exhibit 1

                             JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $0.001 per share, of Shengkai Innovations, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned hereby execute this Agreement.

Dated: May 22, 2009


                                       ADAM BENOWITZ
                                       VISION CAPITAL ADVISORS, LLC

                                       By: /s/ ADAM BENOWITZ
                                           -------------------------------------
                                           Adam Benowitz, for himself and as
                                           Managing Member of the Investment
                                           Manager


                                       VISION OPPORTUNITY CHINA LP
                                       VISION OPPORTUNITY CHINA GP LIMITED
                                       VISION OPPORTUNITY CHINA FUND LIMITED

                                       By: /s/ DAVID BENWAY
                                           -------------------------------------
                                           David Benway, as a Director of the
                                           China Fund GP (for itself and on
                                           behalf of the China Fund) and the
                                           China Fund Ltd.